UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

The New York Times Company

(Name of Issuer)

Class A Common Stock (par value $0.10 per share)

(Title of Class of Securities)

650111107

(CUSIP Number)

William R. Lucas, Jr.

One Riverchase Parkway South

Birmingham, Alabama 35244

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

February 14, 2008

(Date of Event which Requires Filing

of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
9,607,128
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
9,607,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,607,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.72%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 650111107	Page 3 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Offshore Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
9,607,128
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
9,607,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,607,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.72%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 4 of 22

1	NAME OF REPORTING PERSONS
HMC Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
9,607,128
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
9,607,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,607,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.72%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 5 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
7,292,072
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
7,292,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,292,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.10%
14	TYPE OF REPORTING PERSON*
PN

CUSIP No. 650111107	Page 6 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
7,292,072
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
7,292,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,292,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.10%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 7 of 22

1	NAME OF REPORTING PERSONS
HMC - New York, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
7,292,072
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
7,292,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,292,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.10%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 650111107	Page 8 of 22

1	NAME OF REPORTING PERSONS
Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
16,899,200
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
16,899,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,899,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.82%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 650111107	Page 9 of 22

1	NAME OF REPORTING PERSONS
Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
16,899,200
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
16,899,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,899,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.82%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 10 of 22

1	NAME OF REPORTING PERSONS
Raymond J. Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
16,899,200
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
16,899,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,899,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.82%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 11 of 22

1	NAME OF REPORTING PERSONS
Michael D. Luce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
16,899,200
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
16,899,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,899,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.82%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 12 of 22

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners NY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
13,248,917
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
13,248,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,248,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.26%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 13 of 22

1	NAME OF REPORTING PERSONS
Firebrand Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 650111107	Page 14 of 22

1	NAME OF REPORTING PERSONS
Scott Galloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 650111107	Page 15 of 22

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 11, 2008 (the “Schedule 13D”) with respect to the Class A Common Stock, $0.10 par value per share (the “Shares”), of The New York Times Company, a New York corporation (the “Issuer”). The address of the Issuer is 620 Eighth Avenue, New York, NY 10018.

Item 2.	Identity and Background.

No material change

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"As of the date hereof the Master Fund may be deemed to beneficially own 9,607,128 Shares.

As of the date hereof Harbinger Manager may be deemed to beneficially own 9,607,128 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 9,607,128 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 7,292,072 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 7,292,072 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 7,292,072 Shares.

As of the date hereof HMC may be deemed to beneficially own 16,899,200 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 16,899,200 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 16,899,200 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 16,899,200 Shares.

As of the date hereof Harbinger NY may be deemed to beneficially own 13,248,917 Shares.

As of the date hereof Firebrand may be deemed to beneficially own 0 Shares.

As of the date hereof Scott Galloway may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.”

Item 4.	Purpose of Transaction.

No material change

CUSIP No. 650111107	Page 16 of 22

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b) and (c) thereof and replacing such paragraphs with the following:

“(a, b) As of the date hereof, the Master Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund, may be deemed to be the beneficial owner of 9,607,128 Shares, constituting 6.72% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,607,128 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,607,128 Shares.

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 9,607,128 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 6.72% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,607,128 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,607,128 Shares.

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 9,607,128 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 6.72% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,607,128 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,607,128 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund, may be deemed to be the beneficial owner of 7,292,072 Shares, constituting 5.10% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,292,072 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,292,072 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 650111107	Page 17 of 22

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 7,292,072 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 5.10% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,292,072 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,292,072 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 7,292,072 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 5.10% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,292,072 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,292,072 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 16,899,200 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 11.82% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,899,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,899,200 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 16,899,200 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 11.82% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,899,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,899,200 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 16,899,200 Shares (such Shares held by the Master Fund and the Special Fund and acquired by

CUSIP No. 650111107	Page 18 of 22

Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 11.82% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,899,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,899,200 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 16,899,200 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 11.82% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,899,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,899,200 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Harbinger NY may be deemed to be the beneficial owner of 13,248,917 Shares, constituting 9.26% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Harbinger NY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,248,917 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,248,917 Shares.

(a, b) As of the date hereof, Firebrand may be deemed to be the beneficial owner of 0 Shares, constituting less than 1% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Firebrand has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Scott Galloway may be deemed to be the beneficial owner of 0 Shares, constituting less than 1% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Galloway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the date of the filing of the Schedule 13D are set forth in Exhibit G.”

CUSIP No. 650111107	Page 19 of 22

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

	Exhibit F:	Joint Filing Agreement

	Exhibit G:	Transactions in the Class A Common Stock ($0.10 par value per share)

CUSIP No. 650111107	Page 20 of 22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C.,
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.*

By:	HMC Investors, L.L.C.,
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HMC INVESTORS, L.L.C.*

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

CUSIP No. 650111107	Page 21 of 22

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	HMC – New York, Inc.
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC.*

By:	HMC – New York, Inc.
Managing Member

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HMC – NEW YORK, INC.*

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBERT MANAGEMENT CORPORATION*

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

CUSIP No. 650111107	Page 22 of 22

/s/ Philip Falcone*
Philip Falcone

/s/ Raymond J. Harbert*
Raymond J. Harbert

/s/ Michael D. Luce*
Michael D. Luce

/s/ Scott Galloway*
Scott Galloway

HARBINGER CAPITAL PARTNERS NY, LLC

By:	HARBINGER CAPITAL PARTNERS MASTER FUND
I, LTD., its manager

By:	HARBINGER CAPITAL PARTNERS OFFSHORE
MANAGER, L.L.C., its investment manager

By:	HMC INVESTORS, L.L.C., its managing member

/s/ William R. Lucas, Jr.
Name:	William R. Lucas, Jr.
Title:	Executive Vice President

FIREBRAND INVESTMENTS, LLC*

By:	/s/ Scott Galloway
Name:	Scott Galloway
Title:	Founder and CIO

February 19, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.